FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Audit and Control Report

REPORT ON THE FUNCTIONS

AND ACTIVITIES IN 2005 OF THE

AUDIT AND CONTROL COMMITTEE

OF GAS NATURAL SDG, S.A.

In accordance with the Principles of Good Corporate Governance for listed companies, the Board of Directors of Gas Natural SDG, S.A., in its meeting of 23 June 2000, approved the general regulations for the formation and operation of the Audit and Control Committee of Gas Natural SDG, S.A.

This was subsequently included in the Articles of Incorporation by agreement of the General Meeting of Shareholders of 23 June 2003, pursuant to the provisions of the Financial System Reform Act, Law 44/2002 of 22 November.

The Board of Directors of the Company in its meeting of 24 March 2004 approved the Regulations of the Board and its Committees, which will provide a complement to the tasks, operation and competence of the Audit and Control Committee as established in the aforementioned Articles of Incorporation.

In accordance with the aforementioned Articles and Regulations, the Audit and Control Committee shall comprise a minimum of three and a maximum of five Directors appointed by the Board of Directors. Most of its members shall be non-executive Directors and their Chairman must be replaced every four years with the possibility of re-election after one year.

The Committee shall meet when required to issue its relevant reports or when the Chairman deems appropriate, or if two or more of its members so require, and in any case at least four times a year, adopting its decisions or recommendations by majority vote.

On 31 December 2005, the Audit and Control Committee comprised three Proprietary Directors appointed by the Board of Directors. On the date in question these were as follows:

■	Chairman:

Guzmán Solana Gómez (Executive Director)

■	Board Member:

Fernando Ramírez Mazarredo (Proprietory Director)

■	Board Member:

Josep Luís Jové Vintró (Proprietory Director)

The Board of Directors in its meeting of 6 February 2006, appointed Miquel Valls Maseda (Independent Director) as new member of the Audit and Control Committee replacing Josep Luís Jové Vintró.

Felipe Cañellas Vilalta, Assistant Secretary of the Board of Directors, acted as Secretary of the Committee.

The Audit and Control Committee authorised the internal appointment of the Committee Spokesperson, Carlos Ayuso Salinas (Director of Internal Audit), entrusted with the general tasks of coordination and information.

Audit and Control Report

The Committee is authorised, pursuant to article 51 bis of the Articles of Incorporation and Article 32 of the Regulations of the Board of Directors and its Committees, to carry out the following tasks:

•	Reporting to the General Meeting of Shareholders on questions raised by shareholders with respect to matters within their competence.

•	Proposing to the Board of Directors for submission to the General Meeting of Shareholders of the appointment of external accounts auditors, pursuant to article 204 of the revised Spanish Companies Act approved by Royal Decree 1564/1989 of 22 December.

•	Supervising the services of Internal Audit Direction.

This supervision will basically consist of analysing, approving, amending and monitoring the successful execution of the Annual Internal Audit Plan and ascertaining the level of compliance of the audited units with the corrective measures recommended by the Committee and the Internal Audit Direction in previous actions.

•	Awareness of the company’s financial information process and internal control systems.

Specifically, to be familiar, through the information and documentation provided by the Internal Audit Direction, the Chief Financial Officer and the External Auditor, with the control systems and risk assessment, the internal control systems, and the financial information procedures of the Company as well as supervision of its sufficiency, suitability and effective operation so that they may be assured of the integrity, security and correct execution of operations along with an appropriate accounting record.

•	Liaising with External Auditors to receive information on any questions which could jeopardise their independence, and any other matters relating to the progress of the auditing of accounts, as well as any communications required pursuant to legislation on the auditing of accounts and technical auditing standards.

•	Monitoring of the development of annual auditing of accounts.

•	Providing a means of communication between the Board of Directors and the auditors and evaluating the results of each audit.

•	Reviewing the information on the company’s activities and results which is complied periodically in compliance with current stock market regulations, and ensuring the transparency and accuracy of this information.

Audit and Control Report

In this respect, the Committee will:

a)	Analyse in collaboration with the Chief Financial Officer and the External Auditors, the six-monthly and quarterly Financial Statements and the accounting or financial information required by the National Securities Commission or other regulatory bodies, ensuring transparency and accuracy of the information and stating, where appropriate, the applicable accounting criteria.

b)	Be appraised of and subsequently revise the accounting practices and principles used in compiling the Company’s Annual Accounts and those of its Consolidated Group.

c)	Report to the Board, if appropriate, any alteration to the accounting criteria and any risks on or off the balance sheet.

•	Proposing the measures it considers appropriate in the auditing activity, internal financial control system, and compliance with legal regulations in matters of provision of information to markets and the transparency and accuracy thereof.

•	Checking compliance with the Internal Code of Conduct for Stock Markets current at any time, and in general with the rules governing the company and make any necessary proposals for their improvement.

•	Providing information during the first quarter of the year, and whenever the Board of Directors so requests, on compliance with the present Regulations.

In addition, the Board of Directors in its meeting of 31 March 2006 established that those notifications received through the notification procedure for non-compliance with the Code of Conduct of Gas Natural Group relating to fraud, auditing or defects in the accounting and internal controls shall be directly transferred to the Audit and Control Committee.

The sphere of activity of the Audit and Control Committee extends to:

•	Gas Natural SDG, S.A.

•	Companies in which Gas Natural SDG, S.A. holds a majority interest.

•	Other entities and companies for which Gas Natural SDG, S.A. has in some form the effective control or responsibility for management or operation.

During 2005, the activities of the Audit and Control Committee included the study, reporting, support and proposals to the Board of Directors in respect of their tasks of monitoring, by means of a periodic review of compliance with the procedure for drafting economic and financial information, the procedure for risk identification and assessment, the Internal Control Regulations of the Company (Regulations, Laws, Policies, Codes, Accounting Procedures and Internal Control, etc.) of the accounts auditing procedure and independence of the External Auditor, and compliance with established policies in matters of Corporate Governance.

These activities have been carried out within the framework of their competence and by means of the information and documentation provided, principally through Internal Audit Direction , the External Auditor, the Chief Financial Officer and the Assistant Secretary of the Board and Matters of Corporate Governance.

During the period between 1 January 2005 and 31 March 2006 (date of formulation of the 2005 Consolidated and Individual Annual Accounts of the Gas Natural Group) nine meetings of the Audit and Control Committee were held.

Audit and Control Report

The meetings of the Audit and Control Committee held during that period and the matters addressed therein are summarised below:

■ Date: 27 January 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Consolidated and Individual Financial Statements as at 31 December 2004, and the main risks and contingencies in addition to their cover and provisions.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

■ Date: 24 February 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Report on the 2004 Consolidated and Individual Annual Accounts of the Gas Natural Group and the External Auditor’s Report.

•	Presentation by the External Auditor (PricewaterhouseCoopers) of the main conclusions of the external audit for 2004 and a review of the Consolidated Financial Statements resulting from the first application of the International Accounting Standards.

•	Presentation by the Director of Internal Audit of the monitoring of the degree of execution and the main conclusions of the Annual Internal Audit Plan.

•	Approval of the proposal by the Board of Directors of Gas Natural SDG for submission to the General Meeting of Shareholders of the extension of the mandate of PricewaterhouseCoopers as auditors of the Company and its Consolidated Group, for the fiscal year 2006, (art. 47 Financial System Reform Act, Law 44/2002, of 22 November).

Audit and Control Report

•	Presentation of the 2004 Annual Report on the Activities of the Audit and Control Committee.

•	Information on contracts undertaken with companies using the PricewaterhouseCoopers name (External Auditor).

•	Presentation of the Project for the development and implementation of the new Internal Control Model consistent with the internal control requirements of the Sarbanes-Oxley Act.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

■ Date: 29 April 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Consolidated and Individual Financial Statements as at 31 March 2005, as well as the main risks and contingencies and the provisions needed to cover them.

•	Presentation by the Chief Financial Officer of the Report on effects of the International Financial Reporting Standards (IFRS) on the Consolidated Financial Position of the Gas Natural Group from 1 January to 31 December 2004 and on the Consolidated Results for the year 2004.

•	Presentation by the Director of Internal Audit of the monitoring of the degree of execution and the main conclusions of the Annual Internal Audit Plan.

•	Information on contracts entered into with companies using the PricewaterhouseCoopers name (External Auditor).

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

■ Date: 22 July 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Consolidated and Individual Financial Statements as at 30 June 2005, as well as the main risks and contingencies and the provisions needed to cover them.

•	Presentation by the Chief Financial Officer of the Financial Statements as at 31 December 2004 according to US GAAPS.

•	Presentation by the Chief Financial Officer of the Gas Natural Group Corporate Risk Map.

•	Information on contracts entered into with companies using the PricewaterhouseCoopers name (External Auditor).

•	Presentation by the Director of Internal Audit of the monitoring of the degree of execution and the main conclusions of the Annual Internal Audit Plan.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

Audit and Control Report

■ Date: 28 October 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Consolidated and Individual Financial Statements as at 30 September 2005, as well as the main risks and contingencies and the provisions needed to cover them.

•	Presentation by the Chief Financial Officer of the Fee proposal for the 2005 Annual Audit of Accounts of all the companies in the Gas Natural Group.

•	Information on contracts entered into with companies using the PricewaterhouseCoopers name (External Auditor).

•	Presentation by the External Auditor (PricewaterhouseCoopers) of the external audit planning schedule for 2005 of the Consolidated and Individual Annual Accounts of the companies in the Gas Natural Group.

•	Presentation by the Director of Internal Audit of the monitoring of the degree of execution and the main conclusions of the Annual Internal Audit Plan.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

■ Date: 22 December 2005

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee

•	Presentation by the Chief Financial Officer of the Intermediate Consolidated Financial Statements as at 31 October 2005 of Gas Natural SDG, S.A., and subsidiary companies, together with the Auditor’s Report on the accounts, in order to comply with the requirements of article 159 of the Revised Bill of the Spanish Companies Act regarding exclusion of the right to preferential subscription.

■ Date: 26 January 2006

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the Consolidated and Individual Financial Statements as at 31 December 2005, and the main risks and contingencies and their cover by means of provisions.

•	Information on contracts entered into with companies using the PricewaterhouseCoopers name (External Auditor).

•	Presentation by PricewaterhouseCoopers of:

•	Preliminary conclusions of the external audit of the 2005 Consolidated and Individual Annual Accounts of the Gas Natural Group.

•	Memorandums sent by the External Auditor (PricewaterhouseCoopers) to the shareholders’ auditors on the preliminary conclusions of the external auditing work on the consolidated annual accounts of the Gas Natural Group.

Audit and Control Report

•	Presentation by the Director of Internal Audit of:

•	Monitoring of the degree of execution and main conclusions of the Internal Audit Plan 2005.

•	Internal Audit Plan 2006 for approval by the Audit and Control Committee.

•	Presentation by the Assistant Secretary of the Board of:

•	Report on compliance of the Internal Code of Conduct in matters relating to the Stock Market.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Proposal for meeting schedule for the Audit and Control Committee for aspects to be addressed in 2006.

•	Others.

■ Date: 28 February 2006

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Financial Officer of the 2005 Consolidated and Individual Annual Accounts of the Gas Natural Group and the External Auditor’s Report.

•	Presentation by the External Auditor (PricewaterhouseCoopers) of the main conclusions of the external audit for 2005.

•	Presentation of the 2005 Annual Report on the Activities of the Audit and Control Committee.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

■ Date: 31 March 2006

Agenda

•	Approval of the Minutes of the previous meeting of the Audit and Control Committee.

•	Presentation by the Chief Finance Officer of the Report on the 2005 Consolidated and Individual Annual Accounts of the Gas Natural Group, prior to formulation by the Board of Directors.

•	Miscellaneous:

•	Monitoring of legislation on Corporate Governance.

•	Others.

Audit and Control Report

The main aspects addressed in the Committee meetings were as follows:

■ 1. Legislation on Corporate Governance in listed companies

One of the Committee’s activities was the monitoring of the new legislation published during recent financial years, relating to Corporate Governance of listed companies. The most significant laws were:

•	Financial System Reform Act, Law 44/2002 of 22 November.

•	Law 26/2003, of 17 July, amending the Stock Market Act, Law 24/1998, of 28 July, on the and the Revised Bill of the Spanish Companies Act, approved by Royal Decree 1564/1989, of 22 December, with a view to increasing transparency in listed companies.

•	ECO/3722/2003, Order of 26 December on the Annual Corporate Governance Report and other instruments of information on listed companies and other entities.

•	Unified Code Project for Recommendations on Good Corporate Governance of Listed companies of 18 January 2006, published by the National Securities Commission.

The Committee Secretary also presented a report on compliance with the Internal Code of Conduct in matters relating to the National Securities Commission.

■ 2. Internal Audit Area and supervision of operational risks and internal control

The Internal Audit function was established in the Gas Natural Group as a means of independent and objective assessment, and for this reason the Internal Audit Direction depends hierarchically on the Audit and Control Committee, which in turn reports to the Chairman and Managing Director of Gas Natural Group.

The Strategic Audit Plan and the Annual Internal Audit Plans are aimed at ensuring ongoing supervision and evaluation of the effectiveness of the Internal Control System in all sectors of the Gas Natural Group, providing a systematic and rigorous focus for the monitoring and improvement of processes and for evaluating the risks and operational controls associated therewith. All of the foregoing is designed to achieve compliance with the strategic objectives of the Gas Natural Group: profitability, growth and quality, as well as assisting the Audit and Control Committee and the Senior Management of the Gas Natural Group in fulfilling its duties in terms of management, control and Corporate Governance.

Audit and Control Report

In accordance with the terms of the COSO Report (Committee of Sponsoring Organisations of the Treadway Commission), the Internal Control System in the Gas Natural Group was established as a procedure to be carried out by the Board of Directors, Senior Management and the remainder of the Organisation personnel, for the purpose of providing a reasonable degree of confidence in achieving objectives in the following sectors or categories:

•	Effectiveness and efficiency in operations.

•	Reliability of financial information.

•	Compliance with laws and Applicable Regulations.

The objectives, operating standards, attributions and responsibilities of Internal Auditing, as well as the methodology for drawing up the Annual Internal Audit Reports, are established in the General Standard of Internal Auditing approved by the Senior Management of the Gas Natural Group.

The Strategic Audit Plan and the Annual Internal Audit Plans are drawn up principally on the basis of the Group Strategic Plan, the risk areas included in the Group’s Corporate Risk Map, assessment of the operational risks in each Process, the results of audits from previous years and proposals of Senior Management.

The Internal Audit Direction has established a methodology for assessment of the operational risks based on the Conceptual Framework of the COSO Report, and taking as a point of departure the type of risks defined in the Corporate Risk Map of the Gas Natural Group.

In accordance with the aforementioned methodology, the operational risks associated with the processes are prioritised by evaluating their incidence, relative importance and degree of control. Based on the results obtained in the aforementioned assessment, an action plan is designed with a view to implementing corrective measures which will mitigate residual risks identified as having greater potential impact than the established tolerable or accepted risk. The Annual Corporate Governance Report indicates the methodology for risk identification and control within the Group.

The Internal Audit Projects have been developed through the Corporate intranet of the Internal Auditing (Audita). This computer tool aims to improve effectiveness and efficiency of the development of the internal audit operation in all geographical and business aspects of the Gas Natural Group. In addition, it should be pointed out that the operation has been designed in conformity with International Standards for the Professional Practice of Internal Auditing and that a number of the internal auditors are, or are in the process of, obtaining certification as Certified Internal Auditor (CIA) the only qualification recognised worldwide attesting to the excellence of internal auditing services.

The development of the internal audit function within the Group is designed to contribute to continuous improvement in the provision of auditing services, by applying policies based on the management and measurement of its quality, and in encouraging the creation of a qualified team of human resources, promoting internal rotation, training, continuous assessment and professional development within the Group.

The Director of Internal Audit attended the meetings of the Audit and Control Committee for the purpose of:

a)	Presenting the Annual Internal Audit Plan for the Committee’s approval.

The 2005 and 2006 Audit Plans were presented in meetings held on 22 December 2004 and 26 January 2006, respectively.

b)	Reporting the degree of execution of the Internal Audit Plan and the main conclusions and recommendations included in the Internal Audit Reports.

c)	Presenting the level of implementation by the audited units of the corrective measures arising from the Auditing Reports, in particular those proposed by the Committee.

d)	Evaluating the effectiveness of the Control System and assessment of operational risks and Internal Control of the Gas Natural Group.

e)	Informing on the contracts signed with companies using the PricewaterhouseCoopers name (External Audit), in order to ensure their independence from the perspective of national regulations (Financial System Reform Act, Law 44/2002 of 22 November 2002) and Section 2001 of the Sarbanes-Oxley Law.

f)	In his role as Spokesperson, to monitor the aspects addressed in each of the Committee meetings and to support the Committee members in carrying out their duties.

The main Procedures reviewed by the Internal Audit Direction during 2005 were those relating to business themes (mainly liberalised market) the areas of Procurement, Quality, Investments and Awarding and Contracting of goods and services.

Audit and Control Report

■ 3. External Audit Area

The External Auditor of the Annual Consolidated Accounts of the Gas Natural Group attended the meetings of the Audit and Control Committee in order to ensure their autonomy and be informed of the conclusions reached on its work in the appropriate manner and with sufficient time (prior to the Board of Directors’ formulation of the Annual Accounts). The External Auditor specifically presented:

a)	Planning of its external audit work, indicating the areas of greatest risk where it will focus its work and compliance with Technical Auditing Standards.

b)	Report on the main conclusions of its work.

c)	Review of the Consolidated Financial Statements resulting from the first application of the International Accounting Standards.

It should be pointed out that during 2005 the services provided to the Group by the External Auditor of the Annual Accounts were carried out pursuant to the restrictions established in the Financial Systems Reform Act, Law 44/2002 of 22 November 2002.

In addition, the meeting held on 24 February 2005 approved the proposal to the Board of Directors of Gas Natural SDG for submission to the General Meeting of Shareholders of the extension of the mandate of PricewaterhouseCoopers Auditores, S.L. as the auditors of the Company and its Consolidated Group for the year 2006.

■ 4. Financial-Economic Area

The Chief Financial Officer attended the meetings of the Audit and Control Committee for the purpose of:

a)	Reporting on the main accounting procedures and processes employed in compiling the economic and financial information and the financial statements.

b)	Reporting on whether the External Audit programme has been carried out in accordance with the contracted conditions and legal requirements.

c)	Reporting on the Annual Accounts and the quarterly and six-monthly Financial Statements, as well as accounting or financial information required by the National Securities Commission or any other regulatory bodies, ensuring transparency and accuracy of the information provided and stating the internal control systems and, where appropriate, the accounting criteria applied.

d)	Reporting on the Group’s Consolidated Financial Statements resulting from the first application of the International Accounting Standards.

e)	Reporting on the main risks and contingencies and their cover by means of provisions.

f)	Reporting on the progress of the development and implementation project for the new Internal Control Model in Spain, consistent with the internal control requirements of the Sarbanes-Oxley Act, as well as its planning and level of execution.

■ 5. Corporate Risk Map

Information was provided on the relevant features associated with the creation and definition and conclusions of the Corporate Risks Map of the Gas Natural Group, highlighting the following aspects:

•	Definition and characteristics of the main risk factors.

•	Impact variables.

•	Qualitative, quantitative and probable severity of the risk materialising.

•	Defined controls and their effectiveness.

All of which is intended to establish basic guidelines for action in questions of risk aimed at reducing exposure in those activities with a greater likelihood of residual risk for the Group.

The 2005 Annual Corporate Governance Report details the Risk Management System of the Gas Natural Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: May 5, 2006	By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer